

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Gang Lai
Chief Executive Officer
Universe Pharmaceuticals Inc.
265 Jingjiu Avenue
Jinggangshan Economic and Technological Development Zone
Ji'an, Jiangxi, China 343100

> **Re: Universe Pharmaceuticals Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed February 24, 2021**
> **File No. 333-248067**

Dear Mr. Lai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Risk Factors
Internal financial reporting controls..., page 26

1. Given that you lack accounting staff with appropriate knowledge of US GAAP, please tell us who prepared your US GAAP financial statements. In this regard, it does not appear that your planned remedial measures include a change in the US GAAP financial statement preparation function despite the material audit adjustments to your financial statements in 2018, 2019 and 2020.

2. The risk factor narrative indicates that since 2018 you have failed to maintain effective internal controls which has precipitated material audit adjustments to your financial

statements. Please clarify the heading to this risk factor so it is clear that the risk has already had a material adverse impact and is not hypothetical.

3.   In your August, November, and December filings, you stated that you planned to fully implement measures to remediate your material internal control weaknesses and deficiencies by December 31, 2020. Please disclose the specific reasons why you have now chosen to defer full implementation until December 31, 2021 -- which is 3 months after your September 30 fiscal year-end. The disclosure is necessary for readers to assess the likelihood that your planned remedial measures will be implemented as described.

4.   Please expand your disclosure to identify the specific financial statement line items that were primarily impacted by the "material audit adjustments" i.e. cash, revenue, receivables, etc. This clarification is necessary for readers to understand which financial statement line items have been, and may continue to be, materially impacted by your internal control weaknesses and deficiencies.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Activities, page 57

5.   Given the material adverse impact on your operating cash flows, please revise your disclosure to fully explain why your net accounts receivable increased by approximately 69% whereas revenue decreased by 7.6%. The attribution to an "increase in credit sales" is vague. Absent a specific explanation, it is not clear whether your revenue recognition policies and procedures were consistently applied in the periods presented. In your expanded disclosure, please quantify the amounts of revenue recognized in the months of September 2020 and September 2019 so that the impact of any fluctuation in year-end sales transactions can be fully understood.

Revenue Recognition, page 62

6.   Please reconcile your disclosures here and on page F-12 that there are no sales returns or incentives with the disclosure on page 41 that such items are deducted from gross revenue.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Ying Li, Esq.